UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

KAISER ALUMINUM CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Delaware	0-52105	94-3030279
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
of Incorporation)	File Number)	Identification No.)

27422 Portola Parkway, Suite 200
	Foothill Ranch, California	92610-2831
	(Address of Principal Executive Offices)	(Zip Code)

John M. Donnan
Executive Vice President - Legal, Compliance and Human Resources
(949) 614-1740
(Name and telephone number, including area code of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR240.13p-1) for the reporting period from January 1, 2017 to December 31, 2017.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Kaiser Aluminum Corporation (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2017 to December 31, 2017.  Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products.  The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (collectively, the “Conflict Minerals”).

The Company's primary line of business is the production of semi-fabricated specialty aluminum products. A very small portion of these products may occasionally be made from aluminum alloys that contain small amounts of tin. Tin is one of the Conflict Minerals and is an alloy agent necessary to produce those products and achieve the particular properties required of those alloys.

Reasonable Country of Origin Inquiry

The Company adopted a policy to only purchase Conflict Minerals not originated in the Democratic Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia or Angola (collectively, the "DRC Countries"). To confirm the origin, the Company identified its tin supplier and conducted in good faith a reasonable country of origin inquiry that was reasonably designed to determine whether any tin supplied to the Company by its supplier originated in the DRC Countries. The Company requested its tin supplier to complete the Conflict Minerals Reporting Template (“CMRT”) developed by the Conflict-Free Sourcing Initiative ("CFSI"). The CMRT is designed to confirm the use of Conflict Minerals, identify the source of the Conflict Minerals, and determine whether any of the Conflict Minerals originated in the DRC Countries or were from recycled or scrap sources.

All of the smelters and refiners identified by the Company's tin supplier in the CMRT responses are listed by CFSI as compliant with the CFSI Conflict-Free Smelter Program assessment protocols. Based on the completed CMRT returned by our supplier and our reasonable country of origin inquiry described above, the Company has determined for the year ended December 31, 2017 that the Conflict Minerals necessary to the functionality or production of the Company’s products did not originate in any of the DRC Countries.

This Conflict Minerals Disclosure is publicly available on the Company’s Internet website at www.kaiseraluminum.com.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KAISER ALUMINUM CORPORATION (Registrant)

By:	/s/ John M. Donnan
John M. Donnan Executive Vice President - Legal, Compliance and Human Resources
Date: May 25, 2018